Free Writing Prospectus dated July 22, 2021
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated July 22, 2021
Registration Statement No. 333-256476

AzurRx BioPharma Announces $3.0 Million Bought Deal Offering of Common Stock

Boca Raton, FL – July 22, 2021 -- AzurRx BioPharma, Inc. (NASDAQ: AZRX), (“AzurRx” or the “Company”), a clinical stage biopharmaceutical company specializing in the development of targeted, non-systemic therapies for gastrointestinal (GI) diseases, announced today that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC under which the underwriter has agreed to purchase on a firm commitment basis 5,454,546 shares of common stock of the Company, at a price to the public of $0.55 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about July 27, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company has granted to the underwriter a 30-day option to purchase up to an additional 818,181 shares of common stock at the public offering price, less underwriting discounts and commissions. The gross proceeds to AzurRx, before deducting underwriting discounts and commissions and offering expenses and assuming no exercise of the underwriter’s option to purchase additional common stock, are expected to be approximately $3.0 million. The Company intends to use the net proceeds from this offering for milestone payments due under our license agreements and for other general corporate purposes, which may include product manufacturing, clinical development, acquisitions or investments in complementary businesses, products or technologies, and/or increases in working capital.

The shares of common stock are being offered by the Company pursuant to a “shelf” registration statement on Form S-3 (File No. 333-256476) previously filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2021, and declared effective by the SEC on June 2, 2021. The offering of the shares of common stock is made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and accompanying prospectus relating to, and describing the terms of, the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Electronic copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained, when available, by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About AzurRx BioPharma, Inc.

AzurRx BioPharma, Inc. (NASDAQ: AZRX) is a clinical stage biopharmaceutical company specializing in the development of targeted, non-systemic therapies for gastrointestinal (GI) diseases. The Company has a pipeline of three gut-restricted GI assets. The lead therapeutic candidate is MS1819, a recombinant lipase for the treatment of exocrine pancreatic insufficiency (EPI) in patients with cystic fibrosis and chronic pancreatitis, currently in two Phase 2 clinical trials.  AzurRx is launching two clinical programs in 2021 using proprietary formulations of niclosamide, a pro-inflammatory pathway inhibitor, FW-1022 for COVID-19 gastrointestinal infections, and FW-420 for grade 1 Immune Checkpoint Inhibitor-Associated Colitis and diarrhea in oncology patients. The Company is headquartered in Boca Raton, Florida with clinical operations in Hayward, California. For more information, visit www.azurrx.com.

Forward-Looking Statements

This press release may contain certain statements relating to future results which are forward-looking statements. These statements are not historical facts, but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. These forward-looking statements are subject to risks and uncertainties including, among other things, the completion of the public offering, the satisfaction of customary closing conditions related to the public offering and the intended use of proceeds from the public offering. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements, depending on factors including risks and uncertainties related to market conditions; whether results obtained in preclinical and nonclinical studies and clinical trials will be indicative of results obtained in future clinical trials; whether preliminary or interim results from a clinical trial will be indicative of the final results of the trial; the size of the potential markets for the Company’s drug candidates and its ability to service those markets; and the Company’s current and future capital requirements and its ability to raise additional funds to satisfy its capital needs. Additional information concerning the Company and its business, including a discussion of factors that could materially affect the Company’s financial results, including those related to the clinical development of its clinical assets, the results of its clinical trials, and the impact of the coronavirus (COVID-19) pandemic on the Company’s operations and current and planned clinical trials, including, but not limited to delays in clinical trial recruitment and participation, are contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 under the heading “Risk Factors,” as well as the Company’s subsequent filings with the Securities and Exchange Commission. All forward-looking statements included in this press release are made only as of the date of this press release, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware.

For more information:

AzurRx BioPharma, Inc.
777 Yamato Road
Suite 502
Boca Raton, Florida 33431
Phone: (561) 589-7020
info@azurrx.com

Media contact:

Tiberend Strategic Advisors, Inc.
Johanna Bennett/Ingrid Mezo
(212) 375-2665/(646) 604-5150
jbennett@tiberend.com/imezo@tiberend.com